Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-165818
Issuer Free Writing Prospectus, dated June 7, 2011
ATMOS ENERGY CORPORATION
5.50% Senior Notes due 2041
This Free Writing Prospectus relates only to the 5.50% Senior Notes due 2041 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated June 7, 2011 relating to the 5.50% Senior Notes due 2041.

Issuer:	Atmos Energy Corporation

Security Description:	Senior Unsecured Notes

Ratings (Moody’s/S&P/Fitch)*:	Baa1 (stable) / BBB+ (stable) / A- (stable)

Principal Amount:	$400,000,000

Maturity Date:	June 15, 2041

Trade Date:	June 7, 2011

Settlement Date:	June 10, 2011; T+3

Interest Payment Dates:	Semi-annually in arrears on June 15 and
December 15, beginning December 15, 2011

Coupon:	5.50%

Benchmark Treasury:	4.75% due February 15, 2041

Benchmark Treasury Price:	108-00

Benchmark Treasury Yield:	4.272%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	5.522%

Public Offering Price:	99.678% per Note

Optional Redemption Provisions:	The Notes may be redeemed, at the option of Atmos Energy Corporation, at any time in whole or from time to time in part. Prior to December 15, 2040, the redemption price will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted, on a semi-annual basis, at make-whole call, plus, in each case, accrued interest to the date of redemption. At any time on or after December 15, 2040, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Call:	Make whole call at T+ 20 basis points

Net Proceeds:	$395,212,000, before offering expenses.

CUSIP/ISIN:	049560 AK1 / US049560AK13

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in
excess thereof.

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BOSC, Inc.
BB&T Capital Markets, a division of Scott &
Stringfellow, LLC
J.P. Morgan Securities LLC

*	Note: None of these ratings is a recommendation to buy, sell or hold the Notes. Each rating is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674; Morgan Stanley & Co. LLC at 1-866-718-1649, UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884 or Wells Fargo Securities, LLC at 1-800-326-5897.